

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2019

Ping H. Rawson
Chief Accounting Officer
Dyadic International, Inc.
140 Intracoastal Pointe Drive, Suite 404
Jupiter, FL 33477

> **Re: Dyadic International, Inc.**
> **Registration Statement on Form 10**
> **Filed January 14, 2019**
> **File No. 0-55264**

Dear Ms. Rawson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction